Changes to TDC Board of Directors

COPENHAGEN, Denmark, Jan. 8, 2003 (PRIMEZONE) -- TDC (NYSE:TLD) notifies that Drew Roy resigns from his position as member of TDC Board of Directors. Ms. Kristin Blomquist will, as Second Alternate elected by TDC Annual General Meeting on April 24, 2002, become ordinary member of TDCBoard of Directors. Ms. Kristin Blomquist is Senior Council, SBC International Inc.

TDC is a growth and value-creation oriented Danish-based provider ofcommunications solutions with significant presence in selectedmarkets in Northern and Central Europe. TDC is organized as six mainbusiness lines; TDC Solutions, TDC Mobile International, TDC CableTV, TDC Directories, TDC Services and TDC Switzerland. TDC wasprivatized in 1994. Today, SBC Communications owns 41.6% of theshares, with the remainder held by individual and institutionalshareowners all over the world.

TDC listings

 Shares: Copenhagen Stock Exchange
 Reuters TDC.CO
 Bloomberg TDC DC
 Nominal value DKK 5
 ISIN DK0010 253335
 Sedol 5698790

 Shares: New York Stock Exchange
 Reuters TLD.N
 Bloomberg TLD US
 One ADS represent one half common share
 ISIN US8723 6N1028
 Sedol 2883094

Contact: TDC
         Investor Relations
         +45 3343 7680
         www.tdc.com